UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

25278X109
(CUSIP Number)

Hillary H. Holmes
811 Main Street, Suite 3000
Houston, Texas 77002
(346) 718-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 10, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Autry Stephens Management Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,899,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,899,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,899,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
ACS Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,899,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,899,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,899,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
ACS Capital Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,899,376 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,899,376 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,899,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 1,172,670 shares of Company Common Stock held directly by Endeavor Manager, LLC, and (ii) 11,726,706 shares of Company Common Stock held directly by ACS Capital Holdings, LP.

(2) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Endeavor Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,172,670

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,172,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Stephens Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,901,525

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,901,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,901,525

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Stephens Family Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,098,477

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,098,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,098,477

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,000,002(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
102,000,002(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,000,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 65,901,525 shares of Company Common Stock held by SFT 1 Holdings, LLC, and (ii) 36,098,477 shares of Company Common Stock held by SFT 2 Holdings, LLC.

(2) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT 1 Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,901,525

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,901,525

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,901,525

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
SFT 2 Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,098,477

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,098,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,098,477

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

CUSIP No. 25278X109
1	NAMES OF REPORTING PERSONS
Lyndal Stephens Greth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
114,899,378 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
114,899,378 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,899,378

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 11,726,706 shares of Company Common Stock held directly by ACS Capital Holdings, LP, (ii) 1,172,670 shares of Company Common Stock held directly by Endeavor Manager, LLC, (iii) 65,901,525 shares of Company Common Stock held directly by SFT 1 Holdings, LLC, and (iv) 36,098,477 shares of Company Common Stock held directly by SFT 2 Holdings, LLC.
(2) Based upon 295,661,517 shares of Company Common Stock outstanding as of September 10, 2024, which is estimated based upon the sum of (i) 178,394,452 shares of Company Common Stock disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 117,267,065 shares of Company Common Stock issued by the Company as disclosed in its Form 8-K filed with the Securities and Exchange Commission on September 10, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Company Common Stock”), of Diamondback Energy, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 500 West Texas Ave., Suite 100, Midland, Texas 79701.

Item 2.	Identity and Background.

a.
This Schedule 13D is being filed by: the Autry Stephens Management Trust, a Texas trust; ACS Capital Management, LLC, a Delaware limited liability company; ACS Capital Holdings, LP, a Texas limited partnership; Endeavor Manager, LLC, a Texas limited liability company; the Stephens Family Trust, a Delaware trust; the Stephens Family Trust #2, a Delaware trust; SFT Management, LLC, a Delaware limited liability company; SFT 1 Holdings, LLC, a Delaware limited liability company; SFT 2 Holdings, LLC, a Delaware limited liability company; and Lyndal Stephens Greth, a United States citizen (collectively, the “Reporting Persons”).

b.	The principal business address of each of the Reporting Persons is c/o Kevin T. Keen, Esq., Katten Muchin Rosenman LLP, 2121 N. Pearl Street, Suite 1100, Dallas, Texas 75201.

c.
Lyndal Stephens Greth is the sole trustee of the Autry Stephens Management Trust, the sole manager of ACS Capital Management, LLC, a co-trustee and the Investment Direction Adviser of the Stephens Family Trust, a directed trust, a co-trustee and the Investment Direction Adviser of the Stephens Family Trust #2, a directed trust; and the sole member and manager of SFT Management, LLC. ACS Capital Management, LLC is the general partner, and the Autry Stephens Management Trust is the sole limited partner, of ACS Capital Holdings, LP. ACS Capital Holdings, LP is the sole member of Endeavor Manager, LLC. Lyndal Stephens Greth has voting and dispositive power over the shares of Company Common Stock held directly by ACS Capital Holdings, LP and Endeavor Manager, LLC. SFT Management, LLC is the sole manager of SFT 1 Holdings, LLC and SFT 2 Holdings, LLC. The Stephens Family Trust is the sole member of SFT 1 Holdings, LLC. The Stephens Family Trust #2 is the sole member of SFT 2 Holdings, LLC. Lyndal Stephens Greth has voting and dispositive power over the shares of Company Common Stock held directly by SFT 1 Holdings, LLC and SFT 2 Holdings, LLC. As such, Lyndal Stephens Greth may be deemed to beneficially own the shares of Company Common Stock beneficially owned by each of the Reporting Persons but disclaims beneficial ownership except to the extent of her pecuniary interest therein.

d.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 6 to this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Company, and after giving consideration to, among other things, any communications about the Company, market conditions, contractual restrictions, legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional shares of Company Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Company Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (v) seeking to influence or change the present board of directors (the “Board”) or management of the Company, including but not limited to with respect to the business and affairs of the Company; or (vi) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Company’s management, the Board, other Company shareholders, advisors or other persons.

Any action or actions the Reporting Persons might undertake in respect of the Company Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the terms of the Stockholder Agreement, the price level and liquidity of the Company Common Stock; general market and economic conditions; ongoing evaluation of the Company’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

As described in Item 6 below, the Endeavor Stockholders (as defined below), including the Reporting Persons, nominated three directors to the Company’s board of directors in connection with the Closing (as defined below) and may, in accordance with their rights under the Stockholders Agreement, nominate up to four directors in total to the Company’s board of directors from time to time, depending on the Endeavor Stockholders’ stock ownership.

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons (as applicable) pursuant to the terms of the Merger Agreement, the Stockholders Agreement and the other matters described therein, is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

a. and b.	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

c.	None.

d.	The information contained in Item 4 and Item 6 to this Schedule 13D is incorporated herein by reference.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

On February 11, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Eclipse Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub I”), Eclipse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub II”), Endeavor Manager, LLC, a Texas limited liability company (solely for purposes of certain sections set forth therein) (in such capacity, the “Company Representative”), and Endeavor Parent, LLC, a Texas limited liability company (“Endeavor”).

In accordance with the terms and conditions set forth therein, on September 10, 2024, Merger Sub I merged with and into Endeavor (the “First Merger”), with Endeavor surviving the First Merger and becoming a wholly owned subsidiary of the Company (the “First Surviving Company”). Immediately following the First Merger, the First Surviving Company merged with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger and continuing (immediately following the Second Merger) as a wholly owned subsidiary of the Company. As a result of the Merger, the Company acquired 100% of the equity interests in Endeavor (the “Endeavor Interests”).

The Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Company Common Stock in the First Merger (the “Stock Issuance”). The Board unanimously recommended that holders of Company Common Stock approve the Stock Issuance. The holders of Company Common Stock approved the Stock Issuance on April 26, 2024.

On March 18, 2024, the Company, Merger Sub I, Merger Sub II, the Company Representative and Endeavor entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”). The Merger Agreement Amendment amended and restated the form of Stockholders Agreement to (i) remove certain provisions that would have restricted the Endeavor Stockholders from transferring their shares of Company Common Stock to an “Activist Stockholder” (as defined in the prior form of Stockholders Agreement) and (ii) revise the voting obligations of the Endeavor Stockholders in Company director elections, which will apply so long as they hold at least 20% of the outstanding shares of Company Common Stock, from (A) as recommended by the Board to (B) in the same proportion as other stockholders of the Company.

Pursuant to and subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger on September 10, 2024, all of the Endeavor Interests were converted into the right to receive, in the aggregate, (i) cash consideration consisting of a base cash amount of $8.0 billion, subject to adjustments, and (ii) approximately 117.3 million shares of Company Common Stock (the “Common Stock Consideration”).

Upon closing of the Merger (the “Closing”), in accordance with the Stockholders Agreement discussed below, the Board expanded to 12 members.

Stockholders Agreement

As a result of the Merger, Endeavor’s equityholders receiving the Common Stock Consideration (the “Endeavor Stockholders”), including the Reporting Persons, held, at the Closing, approximately 39.7% of the outstanding Company Common Stock. As provided by the Merger Agreement, at the Closing, the Company entered into a stockholders agreement (the “Stockholders Agreement”) with the Endeavor Stockholders.

The Stockholders Agreement provides the Endeavor Stockholders with the right to propose for nomination four directors for election to the Board if they beneficially own at least 25% of the outstanding shares of Company Common Stock, two directors if they beneficially own at least 20% but less than 25% of the outstanding shares of Company Common Stock, and one director if they beneficially own at least 10% but less than 20% of the outstanding shares of Company Common Stock, in each case subject to certain qualification requirements for such directors.

The Endeavor Stockholders are also subject to certain standstill, voting and transfer restrictions under the Stockholders Agreement, and the Company is restricted from taking certain limited actions without the consent of the holders of a majority of the shares of Company Common Stock held by the Endeavor Stockholders. The Stockholders Agreement also provides the Endeavor Stockholders with certain shelf, demand and piggyback registration rights, including that the Company will file a shelf registration statement to cover the resale of the shares of Company Common Stock issued to the Endeavor Stockholders as Common Stock Consideration.

The foregoing descriptions of the Merger Agreement, the Merger Agreement Amendment and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of such documents, copies of which are attached as exhibits hereto and incorporated herein by reference. These documents have been included to provide investors with information regarding their terms and are not intended to provide any financial or other factual information about the Company, Endeavor, Merger Sub I, Merger Sub II or the Endeavor Stockholders. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts, and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company and Endeavor and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement (filed herewith).

99.2	Power of Attorney (filed herewith).

99.3
Agreement and Plan of Merger, dated as of February 11, 2024, by and among the Company, Endeavor, Merger Sub I, Merger Sub II and the Company Representative (for purposes of certain sections set forth therein) (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on February 12, 2024).

99.4
Letter Agreement, amending the Merger Agreement, by and among the Company, Endeavor, Merger Sub I, Merger Sub II and the Company Representative, dated March 18, 2024 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on March 18, 2024).

99.5	Stockholders Agreement, dated as of September 10, 2024, by and among the Company and the stockholders party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2024

AUTRY STEPHENS MANAGEMENT TRUST

/s/ Lyndal Stephens Greth
	Name:	Lyndal Stephens Greth
	Title:	Trustee

ACS CAPITAL MANAGEMENT, LLC

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

ACS CAPITAL HOLDINGS, LP

By:	ACS Capital Management, LLC, its general partner

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

ENDEAVOR MANAGER, LLC

/s/ Lyndal Stephens Greth
	Name:	Lyndal Stephens Greth
:	Title	Chairman

STEPHENS FAMILY TRUST

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Trustee

STEPHENS FAMILY TRUST #2

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Trustee

SFT MANAGEMENT, LLC

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

SFT 1 HOLDINGS, LLC

	By:	SFT Management, LLC,
its manager

/s/ Lyndal Stephens Greth
:	Name	Lyndal Stephens Greth
	Title:	Manager

SFT 2 HOLDINGS, LLC

By:	SFT Management, LLC,
its manager

/s/ Lyndal Stephens Greth
Name:	Lyndal Stephens Greth
Title:	Manager

LYNDAL STEPHENS GRETH

/s/ Lyndal Stephens Greth

Schedule A

MANAGER OF ACS CAPITAL MANAGEMENT, LLC

Name and Position	Business Office Address	Present Principal Occupation

Lyndal Stephens Greth; Manager	c/o Kevin T. Keen, Esq. Katten Muchin Rosenman LLP 2121 N. Pearl Street, Suite 1100 Dallas, TX 75201	Manager

BOARD OF MANAGERS OF ENDEAVOR MANAGER, LLC

Name and Position	Business Office Address	Present Principal Occupation

Lyndal Stephens Greth; Chairman	c/o Kevin T. Keen, Esq. Katten Muchin Rosenman LLP 2121 N. Pearl Street, Suite 1100 Dallas, TX 75201	Chairman of Board of Managers

MANAGER OF SFT MANAGEMENT, LLC

Name and Position	Business Office Address	Present Principal Occupation

Lyndal Stephens Greth; Manager	c/o Kevin T. Keen, Esq. Katten Muchin Rosenman LLP 2121 N. Pearl Street, Suite 1100 Dallas, TX 75201	Manager

MANAGER OF SFT 1 HOLDINGS, LLC

Name and Position	Business Office Address	Present Principal Occupation

SFT Management, LLC; Manager	c/o Kevin T. Keen, Esq. Katten Muchin Rosenman LLP 2121 N. Pearl Street, Suite 1100 Dallas, TX 75201	Manager

MANAGER OF SFT 2 HOLDINGS, LLC

Name and Position	Business Office Address	Present Principal Occupation

SFT Management, LLC; Manager	c/o Kevin T. Keen, Esq. Katten Muchin Rosenman LLP 2121 N. Pearl Street, Suite 1100 Dallas, TX 75201	Manager